SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☒

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURES
Press Release January 6, 2003
Press Release January 7, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: January 9, 2003	By: “H.W. LEMIEUX” (Signature)

H.W. Lemieux, Vice President (Name and Title)

By: “J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE MONDAY,
JANUARY 6, 2003

Fire extinguished at the Muskeg River Mine

At approximately 12:30 a.m. Monday, January 6, 2003, some minor explosions occurred in the froth treatment area at the Muskeg River Mine. The mine’s emergency response team was mobilized and units from Syncrude and the Fort McMurray Fire Department assisted in containing the fire. By 2:45 a.m. the fire was out and shortly thereafter both the Syncrude and Fort McMurray units were released from the site. All employees were immediately accounted for with only one minor first aid incident reported.

The Muskeg River Mine is located about 75 kilometres north of Fort McMurray, Alberta. It is part of the Athabasca Oil Sands Project (AOSP), a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

Construction has recently been completed at the Muskeg River Mine and at the Scotford Upgrader, located near Fort Saskatchewan, Alberta. Both facilities are now in the start-up process. As recently reported, first bitumen production at the Muskeg River Mine started on December 29, 2002. Shipment of diluted bitumen into the Corridor Pipeline subsequently commenced on January 2, 2003, for delivery to the Scotford Upgrader.

At this time investigation into the cause of the initial explosion and subsequent fire is continuing and updates will be given when further information is available.

Investor Inquiries:	Media Inquiries:
Jim Fahner Manager, Investor Relations (403) 691-2175	Patty Richards Public Affairs, AOSP (403) 691-2023

Visit Shell’s Internet web site: www.shell.ca

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

FOR IMMEDIATE RELEASE
TUESDAY, JANUARY 7, 2003

Fire damage limited at Muskeg River Mine

Preliminary indications are that the January 6, 2003 fire at the Muskeg River Mine did not cause significant damage to major process equipment or piping systems. Damage appears to be mainly limited to electrical cables in the solvent recovery area of the froth treatment plant. The current expectation is that related repairs will not materially impact the scheduled start of first synthetic crude oil production from the Scotford Upgrader. However, the extent of damage and required repairs has not yet been fully determined.

The cause of the fire appears to have been a hydrocarbon leak in piping located near the train two solvent recovery unit (SRU-2). The hydrocarbon ignited and the resulting fire was quickly extinguished.

The train one solvent recovery unit (SRU-1), which has been in operation since December 29, 2002, appears to have sustained only minor damage. SRU-2, which has not yet been fully commissioned and was not operating at the time of the incident, incurred the most damage from the fire. The majority of the froth treatment plant received no damage.

Filling of the Corridor Pipeline and associated tankage has been suspended pending the re-start of train one.

The Athabasca Oil Sands Project is a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

Investor Inquiries:	Media Inquiries:
Jim Fahner Manager, Investor Relations (403) 691-2175	Patty Richards Public Affairs, AOSP (403) 691-2023

Visit Shell’s Internet web site: www.shell.ca

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.